Exhibit 99.1
Sims Group Limited
2008 Third Quarter Results Briefing
Webcast & Conference Call
Sims Group Limited (ASX Code: SGM; NYSE Symbol: SMS) will release its 2008 third quarter financial results to:
•	the Australian Securities Exchange on the morning of Thursday, 8 May 2008; and

•	New York Stock Exchange on the afternoon of Wednesday, 7 May 2008.
Sims Group Limited will present the results via Live Webcast & Conference Call only. You will have the ability to listen to the briefing via the Webcast or the Conference Call, as well as ask questions via the Conference Call.
2008 Third Quarter Results Briefing

FROM AUSTRALIA
Date:	8 May 2008
Time:	8:00 am (Australian Eastern Standard Time)

FROM UNITED STATES
Date:	7 May 2008
Time:	5:00 pm (Central Daylight Time)/6:00 pm (Eastern Daylight Time)
To access this event, you can do so by either:
A: Telephone Conference Call and online synchronised slides
B: Audio/Video Streaming Webcast and online synchronised slides
A: Live Q&A’s – via Conference Call
Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:
•	Australia — 02 8524 6650

•	United States — 18665862813

•	International — +61 2 8524 6650

•	Access Code — 44919636
If you wish to participate via the Conference Call you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing. Please note that the briefing and subsequent Q&A session will be Webcast live.
B: Live and Archived Audio/Video Webcast
The briefing will be Webcast live via the link at: http://www.sims-group.com
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IMPORTANT WEBCAST INFORMATION
–	In preparation for the Webcast, a test page has been set up for you to check your PC settings. To view the Webcast test page go to http://www.sims-group.com and click on the Webcast link.

–	Should you have any difficulties, please refer to Online Help — http://www-waa-akam.thomson-webcast.net/au/templates/help/

–	To access the Webcast you must disable any pop up blockers you may have installed as well as have ActiveX enabled and Windows Media Player installed on your PC (Versions 6.4 and above).
Webcast technical enquiries are available from Thomson Reuters, via e-mail at: tf.webcasthelp-aus@thomsonreuters.com and via phone on +61 (0) 2 9016 3140.